InterOil Corporation Management Analysis and Discussion For the Quarter Ended March 31, 2007 May 14, 2007
TABLE OF CONTENTS

TABLE OF CONTENTS	1
OVERVIEW	2
NON-GAAP MEASURES	2
LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS	3
BUSINESS ENVIRONMENT	4
RISK MANAGEMENT	4
BUSINESS STRATEGY	4
FINANCIAL RESULTS	5
QUARTER IN REVIEW	8
UPSTREAM QUARTER IN REVIEW	8
MIDSTREAM REFINING AND MARKETING QUARTER IN REVIEW	11
MIDSTREAM LIQUEFACTION QUARTER IN REVIEW	15
DOWNSTREAM QUARTER IN REVIEW	17
CORPORATE QUARTER IN REVIEW	20
LIQUIDITY AND CAPITAL RESOURCES	22
CRITICAL ACCOUNTING ESTIMATES	27
NON-GAAP MEASURES RECONCILIATION	28
PUBLIC SECURITIES FILINGS	29
GLOSSARY OF TERMS	29
The following Management’s Discussion and Analysis (MD&A), dated May 14, 2007, was prepared by the management of InterOil with respect to our financial performance for the periods covered by the related interim financial statements, along with a detailed analysis of our financial position and prospects. The information in this MD&A was approved by our Audit Committee on behalf of our Board of Directors on May 11, 2007 and incorporates all relevant considerations to that date. This MD&A should be read in conjunction with our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2006 and our unaudited interim financial statements and accompanying notes for the three months period ended March 31, 2007.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and its subsidiaries.
Management Discussion and Analysis       INTEROIL CORPORATION     1

OVERVIEW
InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production – Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Midstream	Refining, Marketing & Liquefaction – Markets the refined products it produces in Papua New Guinea both domestically and for export. Since early 2006, our business plan and operating strategy has evolved to include as a business objective, the development of an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution – Distributes refined products in Papua New Guinea on a wholesale and retail basis.

Corporate	Corporate – Engages in business development and improvement, common services and management, financing and treasury, government and investor relations. Common and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.
NON-GAAP MEASURES
Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.
Management Discussion and Analysis       INTEROIL CORPORATION     2

LEGAL NOTICE – RISK FACTORS AND FORWARD-LOOKING STATEMENTS
This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for expanding our business segments, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, future capital and other expenditures. By its very nature, such forward-looking information requires InterOil to make assumptions that may not materialize or that may not be accurate.
Each forward-looking statement reflects our current view of future events and is subject to known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from any results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to; the exploration and production, the refining and the distribution businesses are competitive; our refinery has not operated at full capacity for an extended period of time and our profitability may be materially affected if it is not able to do so; if we are not able to market all of our refinery’s output, we will not be able to operate our refinery at its full capacity and our financial condition and results of operations may be materially adversely affected; if our refining margins do not meet our expectations and our refinery operations are not profitable; we may be required to write down the value of our refinery; our refinery financial condition may be materially adversely affected if we are unable to obtain crude feedstocks for our refinery; our refining operations expose us to risks, some of which are not insured; our hedging activities may incur losses; we may not be successful in our exploration for oil and gas; if we are unable to renew our petroleum licenses with the Papua New Guinea government, we may be required to discontinue our exploration activities in Papua New Guinea; our investments in Papua New Guinea are subject to political, legal and economic risks that could materially adversely affect their value; new legislative, administrative or judicial actions that constrain licenses and permits from various government authorities may have a material affect on the company’s operations; weather and unforeseen operating hazards may impact our operating activities; our significant debt levels and our debt covenants may limit our future flexibility in obtaining additional financing; our ability to recruit and retain qualified personnel may have a material adverse effect on our operating results and stock price; Petroleum Independent and Exploration Corporation can affect our raising of capital through the issuance of common shares or securities convertible into common shares; compliance with and changes in environmental laws could adversely affect our performance; you may be unable to enforce your legal rights against us; changing regulations regarding corporate governance and public disclosure could cause additional expenses and failure to comply may adversely affect our reputation and the value of our securities; and the risks described under the heading “Risk Factors” in our Annual Information Form.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2006.
Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this quarterly report is made as of the date of this report and, except as required by applicable law, InterOil does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no production or reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. All information contained in this MD&A regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.
Management Discussion and Analysis       INTEROIL CORPORATION     3

BUSINESS ENVIRONMENT
InterOil is a vertically integrated energy company with business segments through the whole hydrocarbon supply chain. InterOil is therefore exposed to the usual hydrocarbon production, refining and marketing business environment and regulatory regime of the hydrocarbon industry.
A summary of the various business environment factors and risks can be found under the heading “Business Environment” in our Management Discussion and Analysis dated March 30, 2007 available at www.sedar.com. We do not believe that our business environment has materially changed since the date of our 2006 Annual Information Form.
RISK MANAGEMENT
Risk Factors
InterOil’s financial results are influenced by the business environment in which we operate. These risk factors can be found under the heading “Risk Factors” in our 2006 Annual Information Form available at www.sedar.com.
Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks can be found under the heading “Risk Factors” in our 2006 Annual Information Form dated March 30, 2007 available at www.sedar.com. We do not believe that our business risks have materially changed since the date of our 2006 Annual Information Form.
BUSINESS STRATEGY
InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing value to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy. A summary of the Strategic priorities and InterOil’s approach can be found under the heading “Business Strategy” in our Management Discussion and Analysis dated March 30, 2007 available at www.sedar.com.
Management Discussion and Analysis       INTEROIL CORPORATION     4

FINANCIAL RESULTS
Summary of Consolidated Financial Results for Quarter ended March 31 2007
Consolidated Quarterly Financial Results for First Quarter of, 2007 and 2006
Net loss for the quarter ended March 31, 2007 was $5.7 million, an improvement of $8.6 million over the same quarter in 2006. EBITDA for the quarter ended March 31, 2007 was $2.7 million an improvement of $11.8 million over same quarter in 2006.
In summary, the EBITDA improvement is primarily due to:
✓	improved refinery margins resulting from optimization efforts and capital works undertaken,

✓	increased volumes resulting from the Shell acquisition,

✓	higher downstream margins achieved due to favorable Import Parity Price (IPP) price movement,

✓	decrease in the accretion expense recognized on the indirect participation interest liability, which decreases as we meet our obligation to complete the drilling program.
These improvements were primarily offset by:
✓	expensing of Elk seismic program,

✓	higher office and administration due to inclusion of the Shell business.
A detailed explanation of our consolidated first quarter of results is contained in the analysis section below.
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Consolidated – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2007(1)	2006

Sales and operating revenues	125,918	108,629
Interest revenue	688	607
Other non-allocated revenue	290	656

Total revenue	126,896	109,892

Cost of sales and operating expenses	(112,229)	(110,195)
Office and administration and other expenses	(7,766)	(5,611)
Foreign exchange gain/(loss)	(463)	(1,057)
Exploration costs	(3,368)	(3)
Exploration impairment	(14)	(241)
Accretion expense	(340)	(1,888)

Earnings before interest, taxes, depreciation and amortization (unaudited)	2,716	(9,103)

Depreciation and amortization	(3,460)	(2,838)
Interest expense	(4,482)	(2,667)

Loss from ordinary activities before income taxes	(5,226)	(14,608)

Income tax expense	(497)	125
Non-controlling interest	(17)	120

Total net loss(2)	(5,740)	(14,363)

Management Discussion and Analysis       INTEROIL CORPORATION     5

Consolidated – Operating results	Quarter ended March 31,
($ thousands, unless otherwise indicated)	2007(1)	2006

Net loss per share (dollars)	(0.19)	(0.49)

Net loss per diluted share (dollars)	(0.19)	(0.49)

Total assets	489,353	402,481

Non current liabilities	216,939	107,460

Cash flows from operations	(4,979)	7,922

Cash dividends declared per share	—	—

(1)	Our wholesale and retail distribution business segment acquired the business of Shell PNG Limited on October 1, 2006 and information in this table includes the results of the Shell business for the quarter.

(2)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Consolidated Quarterly Financial Result Analysis Comparing First Quarter of, 2007 and 2006
While a complete discussion of each of the segment’s result can be found under the section “Quarter in Review,” the following points highlight some of the key movements that have resulted in a $8.6 million decrease in our net loss between Quarter ended March 31, 2007 and same quarter in 2006.
✓	$10.7 million improvement in Gross Margin (sales and operating revenues less cost of sales and operating expense) from refinery operations between first quarter of 2007 and first quarter of 2006. This is primarily due to the positive impact of the revamp and optimization efforts.

✓	$5.1 million improvement in Gross Margin from our downstream business for first quarter of 2007 over first quarter of 2006 mainly on account of increased volumes resulting from the Shell Acquisition and increased domestic demand coupled with the a positive effect on Gross Margin due to IPP price movements.

✓	$1.5 million lower accretion expense in our upstream operations as a result of a decrease in the related indirect participation interest liability. The indirect participation interest liability decreases as we meet our obligation to complete the drilling program.

✓	$3.4 million write off of exploration costs in our upstream segment mainly relating to geological and geophysical costs relating to the ELK seismic program.

✓	$1.8 million increase in office and administration and other expenses due to the acquisition and inclusion of the Shell business and expansion of the aviation business.

✓	$0.3 million of costs relating to the preliminary stages of a liquefied natural gas plant project. During third quarter of 2006 we began investigating the viability of a gas liquefaction facility.

✓	$2.1 million increase in interest expense for the quarter as a result of the $130 million secured loan financing entered during second quarter of 2006.

✓	$0.6 million increase in income tax expense for the downstream segment.
Management Discussion and Analysis       INTEROIL CORPORATION     6

Summary of Consolidated Quarterly Financial Results for past eight quarters
Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005
Following is a table containing the consolidated results for eight prior quarters by business segment.

Quarters ended
($ thousands unless stated	2007	2006(2), (3)				2005 (adjusted)(1),(2)
otherwise) (unaudited)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Upstream	395	705	900	2,684	959	854	404	37
Midstream – Refining and Marketing	103,055	147,538	94,687	106,825	103,105	108,625	115,273	114,717
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	77,812	91,990	39,527	37,995	27,807	39,044	32,449	29,993
Corporate & Consolidated	(54,366)	(67,457)	(24,132)	(23,095)	(21,979)	(23,307)	(18,661)	(19,472)

Sales and operating revenues	126,896	172,776	110,982	124,409	109,892	125,216	129,465	125,275

Upstream	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)
Midstream – Refining and Marketing	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070	(6,796)
Midstream – Liquefaction	(322)	(396)	(298)	—	—	—	—	—
Downstream	3,028	1,143	1,954	3,559	(326)	3,963	2,522	2,550
Corporate & Consolidated	(1,931)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)	5

Earnings before interest, taxes, depreciation and amortization	2,716	6,541	1,140	(10,257)	(9,103)	(5,566)	3,486	(6,856)

Upstream	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)
Midstream – Refining and Marketing	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)
Midstream – Liquefaction	(322)	(396)	(298)	—	—	—	—	—
Downstream	2,050	(427)	1,278	2,426	(282)	2,802	1,460	1,789
Corporate & Consolidated	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)

Net income (loss) per segment(4)	(5,740)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)	(12,852)

Net income (loss) per share(4) (dollars)

Per Share – Basic	(0.19)	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)	(0.45)
Per Share – Diluted	(0.19)	(0.13)	(0.25)	(0.60)	(0.49)	(0.42)	(0.10)	(0.45)

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.

(2)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to confirm with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.

(3)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream-Refining and Marketing segment as the development of a liquefaction business has become an increasingly important component of our business.

(4)	We did not have any discontinued operations or extraordinary items during the periods covered by this table.
Management Discussion and Analysis       INTEROIL CORPORATION     7

QUARTER IN REVIEW
The following section provides a review of the quarter ended March 31, 2007 for each of our business segments. It includes a business summary, an operational review of the quarter, a review of financial results, and an analysis of each stream’s contribution to InterOil’s corporate strategy.
UPSTREAM QUARTER IN REVIEW
Upstream Business Summary
Our upstream business currently has four exploration licenses and two retention licenses in Papua New Guinea covering approximately nine million acres, of which amount, approximately 8.2 million nett acres are operated by InterOil. Petroleum Prospecting Licenses 236, 237 and 238 are located in the Eastern Papuan Basin northwest of Port Moresby and are 100% owned and operated by us. Our current exploration efforts are focused on these three licenses. Our indirect participation interest investors have the right to a 31.55% working interest in the exploration wells currently being drilled and any resulting fields. These investors have a 31.55% interest in the next three exploration wells and a 24.8% interest in the two subsequent exploration wells. In addition, we own a 15% working interest in Petroleum Prospecting License 244, located offshore in the Gulf of Papua, a 43.1% working interest in Petroleum Retention License 4 and a 28.6% working interest in Petroleum Retention License 5.
Upstream Operating Review

	First Quarter of	Year Ended
Key Upstream Metrics	2007	Dec 2006

Wells drilled (during the period)	1	1
Total wells drilled in eight well indirect participation interest program	3	3
Total feet drilled (during the period) (ft)	4,064	6,087
Total spent on seismic acquisition ($ millions)	4.8	6.8
Total spent on drilling ($ millions)	6.8	37.9

During the first quarter of 2007 we mobilized, spudded and continued drilling the Elk-2 well in Petroleum Prospecting License 238. The Elk-2 well was spudded on February 9, 2007 to appraise the Elk-1 gas/condensate discovery made by InterOil in 2006 and to further explore the Elk structure for a potential oil accumulation. Elk-2 is planned to drill to a total depth of approximately 10,500 feet and is targeting the Puri and Mendi limestones, the same fractured carbonate reservoir in which Elk-1 encountered hydrocarbons. These hydrocarbons are not classified as proved reserves under definitions adopted by the United States or Canadian regulatory authorities.
During the first quarter of 2007, we contracted a seismic crew to record 100 miles of 2D seismic program to further delineate the Elk structure and leads on-trend with Elk that were identified from the airborne gravity and magnetic surveys which we acquired in 2005 and 2006. The crew was mobilized during the first quarter and is currently recording lines over the Elk structure after having completed a number of tests to optimize the recording parameters.
Management Discussion and Analysis       INTEROIL CORPORATION       8

Upstream Quarterly Financial Results for First Quarter of, 2007 and 2006
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Upstream - Operating results	Quarters ended March 31,
($ thousands)	2007	2006(1)

External sales	—	—
Inter-segment revenue	—	—
Other non-allocated revenue	395	959

Total segment revenue	395	959

Cost of sales and operating expenses	—	—
Office and administration and other expenses	(815)	(970)
Foreign exchange gain/(loss)	(253)	(83)
Exploration costs	(3,368)	(3)
Exploration impairment	(14)	(242)
Accretion expense	(340)	(1,888)

Earnings before interest, taxes, depreciation and amortization (unaudited)	(4,395)	(2,227)

Depreciation and amortization	(309)	(198)
Interest expense	—	(1)

Loss from ordinary activities before income taxes	(4,704)	(2,426)

Income tax expense	—	—

Total net loss	(4,704)	(2,426)

(1)	Our first quarter of 2006 segment results have been represented to confirm with the presentation adopted in year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Upstream Financial Results Analysis Comparing First Quarter of 2007 and 2006
During first quarter of 2007, the upstream business had a net loss of $4.7 million as compared to a loss of $2.4 million in first quarter of 2006.
The key variances in the quarter ended March 31, 2007 as compared to the same quarter in 2006 are primarily due to:
✓	$3.4 million increase in exploration costs expensed in first quarter of 2007 due to InterOil’s portion of ELK Geophysics and Geology costs undertaken as part of the extended well program being expensed.

✓	$1.5 million decrease in accretion expense in first quarter of 2007 as a result of a decrease in the indirect participation interest liability. The indirect participation liability has decreased as the obligation to complete the drilling program is within contract.

✓	$0.2 million decrease in exploration impairment as the majority of the expense in first quarter of 2006 related to the acquisition of additional interests in our PRL 4 and PRL 5 licenses.

✓	$0.2 million decrease in office and administration and other expenses relates mainly to lower rig expenses.

✓	$0.6 million decrease in other unallocated revenue is due to lower rental income from rig as the rig was used on the extended well program which is capitalized by us and IPI investor’s share is only 31.55% of the program. The decrease is also due to lower interest revenue due to lower cash and cash equivalents available on account of usage of Indirect participation liability funds.
Management Discussion and Analysis       INTEROIL CORPORATION       9

     Upstream Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Upstream – Operating
results	2007		2006			2005
($ thousands)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	—	—	—	—	—	—	—	—
Other non-allocated revenue	395	705	900	2,684	959	854	404	37

Total segment revenue	395	705	900	2,684	959	854	404	37

Cost of sales and operating expenses	—	—	—	—	—	—	—	—

Office and administration and other expenses	(815)	(1,300)	(1,609)	(2,491)	(970)	(742)	(585)	(622)

Foreign exchange gain/(loss)	(253)	(54)	78	121	(83)	232	252	132
Exploration costs	(3,368)	57	(52)	(1,660)	(3)	306	(218)	(401)
Exploration impairment	(14)	(117)	(35)	(23)	(242)	(1,747)	(117)	280
Accretion expense	(340)	(342)	(619)	(893)	(1,888)	(1,265)	(1,391)	(1,481)

Earnings before interest, taxes, depreciation and amortization	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)

Depreciation and amortization	(309)	(233)	(202)	(173)	(198)	(96)	(213)	(2)

Interest expense	—	(2)	(1)	(1)	(1)	6	(2)	(2)

Loss from ordinary activities before income taxes	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)

Income tax expense	—	—	—	—	—	—	—	—

Total net loss	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)

Management Discussion and Analysis       INTEROIL CORPORATION       10

MIDSTREAM REFINING AND MARKETING QUARTER IN REVIEW
Midstream Refining and Marketing Business Summary
The midstream operations predominately relate to our refinery situated in Port Moresby, the capital city of Papua New Guinea. Our refinery comprises of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU) which was commissioned during the second half of 2004 and began commercial operations in 2005. InterOil is the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet 100% of the domestic demand in Papua New Guinea. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the CDU also results in the production of naphtha and low sulfur waxy residue and sometimes limited volumes of LPG’s are produced depending on the crude feedstock. To the extent that we do not convert naphtha to gasoline within the CRU, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. The low sulfur waxy residue is exported as it is valued by more complex refineries as cracker feedstock or may be utilized as fuel in large power stations.
Midstream Refining and Marketing Operating Review

	Quarters ended March 31,
Key Refining and Marketing Metrics	2007	2006

Net income/(loss) ($ millions)	$1.5	$(10.1)
EBITDA ($ millions)	$6.3	$(5.2)
Throughput (barrels ‘000) (1)	1,457	1,259
Operating days	79	63
Cost of production per barrel(2)	$2.23	$3.04
Working capital financing cost per barrel of production(2)	$0.72	$0.71
Distillates as percentage of production	65%	64%

(1)	Total throughput for the period

(2)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the period.
The refining and marketing segment has improved significantly as a result of the optimization efforts, particularly the capital works completed in third quarter 2006. The net profit result in first quarter 2007 was a $1.5 million as compared to a $10.1 million net loss in the same quarter of 2006. EBITDA for the first quarter 2007 improved by $11.5 million to $6.3 million as compared to the $5.2 million negative EBITDA for the first quarter of 2006.
In the first quarter 2007 throughput, per barrel ‘000, was 1,457 versus 1,259 in first quarter 2006. The increase in throughput is the result of fewer shutdown days in first
Management Discussion and Analysis       INTEROIL CORPORATION       11

quarter 2007 as compared to first quarter 2006. Total operating costs were down approximately $1.8 million when comparing the two periods. The net result being that cost of production per barrel has reduced from $3.04 per barrel in first quarter 2006 to $2.23 in first quarter 2007.
During 2006, the refinery’s objective was to satisfy the domestic Papua New Guinea demand for diesel, jet, kerosene and gasoline while minimizing production of naphtha and low sulphur waxy residue. In the first quarter 2007 we reacted to improvements to naphtha prices available in the Singapore market and adjusted our crude slate and production scheduling in an attempt to take advantage of the improved naphtha prices whilst still meeting our core objective to supply the Papua New Guinea requirements for diesel, jet, kerosene and gasoline.
Midstream Refining and Marketing Quarterly Financial Results for First Quarter of, 2007 and 2006
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Midstream
Refining and Marketing – Operating results	Quarters ended March 31,
($ thousands)	2007	2006(1)

External sales	48,213	80,854
Inter-segment revenue	54,833	22,155
Interest and other revenue	9	96

Total segment revenue	103,055	103,105

Cost of sales and operating expenses	(94,841)	(105,550)
Office and administration and other expenses	(2,225)	(1,727)
Gain on derivative contracts	454	(94)
Foreign exchange gain/(loss)	(107)	(963)

Earnings before interest, taxes, depreciation and amortization (unaudited)	6,336	(5,229)

Depreciation and amortization	(2,717)	(2,598)
Interest expense	(2,091)	(2,342)

Loss from ordinary activities before income taxes	1,528	(10,169)

Income tax expense	—	—

Non controlling interest	(17)	117

Total net income/(loss)	1,511	(10,052)

(1)	Our first quarter of 2006 segment results have been represented to confirm with the presentation adopted in 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Management Discussion and Analysis       INTEROIL CORPORATION       12

Midstream Financial Results Analysis Comparing First Quarter of 2007 and 2006
During the quarter ended March 31, 2007, the midstream business net income was $1.5 million compared to a loss of $10.1 million in the same period of 2006.
The key variances between the two quarters are explained as follows:
✓	An increase to Gross Margin of $10.7 million for first quarter 2007 when compared to first quarter 2006 was primarily due to a combination of movements in the following:
Elements within Our control
+	Improved yield structure

+	Reduced fuel consumption

+	Decreased fuel cost

+	Improved premiums negotiated on export products

+	Decreased direct operating costs

+	Increased risk management activity (subject to hedge accounting)
Elements outside Our control
+	Improved Mops Naphtha pricing versus benchmark crude

-	Decreased Mops LSWR pricing versus benchmark crude

-	Decreasing IPP sales price environment (first quarter 2007) versus increasing IPP sales price environment (first quarter 2006)

-	Increasing Tapis purchase price environment (first quarter 2007) versus decreasing Tapis purchase price environment (first quarter 2006)
✓	$0.5 million increase in office and administration and other expenses due to a number of factors including increased repairs and maintenance, corporate allocations, travel costs, and management salaries & contractor costs.

✓	$0.5 million increase to the gain on derivative contracts due to increased price risk management activity that is deemed not to be subject to hedge accounting, that resulted in gains.

✓	$0.9 million decrease in foreign exchange loss mainly due to actual foreign currency transaction rates closely matching rates entered in our accounting system, as a result of changing the source of the rates entered in the accounting system and negotiating improved rates on our Papua New Guinea kina to United States dollar transactions during second half of 2006.

✓	$0.1 million increase to depreciation charge was as a result of capital works completed in third quarter 2006 being depreciated in first quarter 2007

✓	$0.2 million decrease in interest expense due to increased utilization of the cash backing component of our working capital facility balance, decreased working capital loan balances and reduced interest on OPIC loan balances due to repayment of capital during 2006.
Management Discussion and Analysis       INTEROIL CORPORATION       13

Midstream – Refining and Marketing Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Operating results	2007		2006			2005
($ thousands)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

External sales	48,213	79,634	69,901	84,823	80,854	84,891	96,652	95,079
Inter-segment revenue	54,833	67,894	24,665	21,870	22,155	23,597	18,552	19,655
Interest and other revenue	9	10	121	132	96	137	69	(17)

Total segment revenue	103,055	147,538	94,687	106,825	103,105	108,625	115,273	114,717

Cost of sales and operating expenses	(94,841)	(138,664)	(95,052)	(112,108)	(105,550)	(112,480)	(106,864)	(116,958)
Office and administration and other expenses	(2,225)	(2,396)	(2,539)	(3,969)	(1,727)	(1,805)	(2,653)	(2,910)
Gain on derivative contracts	454	2,233	484	(8)	(94)	576	(57)	—
Foreign exchange gain/(loss)	(107)	433	4,094	1,071	(963)	(1,249)	371	(1,645)

Earnings before interest, taxes, depreciation and amortization	6,336	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070	(6,796)

Depreciation and amortization	(2,717)	(2,806)	(2,699)	(2,626)	(2,598)	(2,663)	(2,663)	(2,640)
Interest expense	(2,091)	(2,478)	(3,330)	(2,731)	(2,342)	(2,755)	(2,321)	(2,735)

Loss from ordinary activities before income taxes	1,528	3,860	(4,355)	(13,545)	(10,169)	(11,751)	1,086	(12,171)

Income tax expense	—	—	—	—	—	—	—	—
Non- controlling Interest	(17)	(42)	46	137	117	129	(18)	332

Total net income/(loss)	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)

Management Discussion and Analysis       INTEROIL CORPORATION       14

MIDSTREAM LIQUEFACTION QUARTER IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Independent State of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and an affiliate of Clarion Finanz AG. The tri-partite agreement relates to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. We are targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk location as well as sourced suppliers of gas, and LPG storage and handling. The LNG facility will also interface with our existing refining facilities.
During the prior year, significant progress was made on the key components necessary to bring to fruition a successful LNG project. During 2007 the company anticipates entering into a shareholder agreement relating to the project and further development stage activities relating to the construction and financing of the plant.
Completion of an LNG facility will require substantial amounts of financing and construction will take years to complete. No assurances can be given that we will be able to successfully construct such a facility, or as to the timing of such construction.
Midstream Liquefaction Quarterly Financial Results
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Midstream
Liquefaction – Operating results	Quarters ended March 31,
($ thousands)	2007	2006(1)

External sales	—	—
Inter-segment revenue	—	—

Total segment revenue	—	—

Cost of sales and operating expenses	—	—
Office and administration and other expenses	(322)	—

Earnings before interest, taxes, depreciation and amortization (unaudited)	(322)	—

Depreciation and amortization	—	—
Interest expense	—	—

Loss from ordinary activities before income taxes	(322)	—

Income tax expense	—	—

Total net loss	(322)	—

(1)	Our liquefaction segment was formed in third quarter of 2006 and as a result there is no comparative information for first quarter of 2006. The liquefaction segment is in its early stage of development.
Midstream Liquefaction Quarterly Financial Results Analysis for First Quarter of 2007
All costs relating to the liquefaction segment are currently being expensed. These costs include expenses relating to employees, office premises, and consultants.
Management Discussion and Analysis       INTEROIL CORPORATION       15

Midstream Liquefaction Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Midstream Liquefaction –
Operating results	2007		2006				2005
($ thousands)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

External sales	—	—	—	—	—	—	—	—
Inter-segment revenue	—	—	—	—	—	—	—	—

Total segment revenue	—	—	—	—	—	—	—	—

Cost of sales and operating expenses	—	—	—	—	—	—	—	—
Office and administration and other expenses	(322)	(396)	(298)	—	—	—	—	—

Earnings before interest, taxes, depreciation and amortization	(322)	(396)	(298)	—	—	—	—	—

Depreciation and amortization	—	—	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—	—	—

Loss from ordinary activities before income taxes	(322)	(396)	(298)	—	—	—	—	—

Income tax expense	—	—	—	—	—	—	—	—

Total net income/(loss)	(322)	(396)	(298)	—	—	—	—	—

Management Discussion and Analysis       INTEROIL CORPORATION       16

DOWNSTREAM QUARTER IN REVIEW
Downstream Business Summary
Our wholesale and retail distribution business is the largest and most comprehensive asset distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products which, at the end of first quarter of 2007, supplies approximately 68% of Papua New Guinea’s refined petroleum product needs. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as Shell and BP branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining and marketing business segment with the exception of lubricants, fuel oil and avgas.
As at March 2007, we provided petroleum products to 49 retail service stations that now operate under the InterOil brand name. Of the 49 service stations that we supply, 21 are owned by us or head leased, with a sublease to company approved operators. The remaining 28 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
In addition to our retail distribution network, we supply petroleum products as a wholesaler to commercial clients and also operate 14 aviation locations throughout Papua New Guinea.
We own and operate 6 larger terminals and 11 depots that we use to supply product throughout Papua New Guinea. More than two-thirds of the volume of petroleum products that we sold during first quarter of 2007 was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, these sales have a lower margin.
Downstream Operating Review

	Quarters ended March 31,
Key Downstream Metrics	2007	2006

Net income ($ millions)	$2.1	($0.3)
EBITDA ($ millions)	$3.0	($0.3)
Market share (1)	68%	27%
Sales volumes (millions of liters) (2)	122.7	44.6
Cost of distribution per liter ($ per liter) (3)	$0.03	$0.05

(1)	Market share has been calculated based on domestic purchases of product from the refinery during the final quarter of each year.

(2)	Sales volumes reflect the actual sales volumes achieved for the year and therefore only include the effect of the Shell acquisition from October 1, 2006.

(3)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
Management Discussion and Analysis       INTEROIL CORPORATION       17

The diesel IPP price fell from 1.59 PGK on January 8, 2007 to 1.47 PGK on March 8, 2007. When the IPP price is set on the eighth day of each month. In a market where IPP is declining, the price change results in all inventory being revalued to, and subsequently sold at, the lower amount. This in turn decreases the Gross Margin earned by the downstream business. The reverse is true when IPP prices increase.
Downstream Quarterly Financial Results for First Quarter of, 2007 and 2006
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Downstream – Operating results	Quarters ended March 31,
($ thousands)	2007	2006(1)

External sales	77,705	27,775
Inter-segment revenue	20	—
Interest and other revenue	87	32

Total segment revenue	77,812	27,807

Cost of sales and operating expenses	(71,608)	(26,801)
Office and administration and other expenses	(3,176)	(1,333)

Earnings before interest, taxes, depreciation and amortization (unaudited)	3,028	(327)

Depreciation and amortization	(456)	(62)
Interest expense	(39)	(38)

Income from ordinary activities before income taxes	2,533	(427)

Income tax expenses	(483)	145

Total net income	2,050	(282)

(1)	Our wholesale and retail distribution business segment acquired the business of Shell Papua New Guinea Limited in Q4 2006 and as a result the first quarter of 2006 balances do not contain results of Shell operations. Therefore these results are not comparable.

(2)	Our first quarter of 2006 has been represented to confirm with the presentation adopted in year ended December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Management Discussion and Analysis    INTEROIL CORPORATION      18

Downstream Financial Results Analysis Comparing First Quarter of, 2007 and 2006
During the quarter ended March 31, 2007, the downstream business earned a net income of $2.1 million as compared to a loss of $0.3 million in the same quarter of 2006.
The key variances between these quarters are explained as follows:
✓	$5.1 million increase in Gross Margin of for first quarter of 2007 over first quarter of 2006 was mainly on account of increased volumes resulting from the Shell Acquisition and increased domestic demand, coupled with a net positive effect on Gross Margin due to IPP price movements as applied to existing inventory. Price changes that affected first quarter 2006 on average were less favorable compared to the same period in 2007.

✓	$1.8 million increase in office and administration and other expenses due to a number of factors including, higher insurance costs as a result of the acquisition and inclusion of the Shell business and expansion of the aviation business, higher corporate allocations, increased repairs and maintenance costs, and increased travel costs.

✓	$0.4 million increase in depreciation expense over first quarter of 2006 related primarily to the addition of the Shell assets on October 1 and the completion of the 2 million liter East Sepik tank project in third quarter of 2006.

✓	$0.6 million increase in income tax expense during the quarter.
Downstream Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Downstream – Operating
results	2007	2006				2005
($ thousands)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

External sales	77,705	90,695	39,451	37,955	27,775	39,192	32,140	29,933
Inter-segment revenue	20	(29)	43	8	—	(437)	313	129
Interest and other revenue	87	1,324	33	32	32	289	(4)	(69)

Total segment revenue	77,812	91,990	39,527	37,995	27,807	39,044	32,449	29,993

Cost of sales and operating expenses	(71,608)	(87,521)	(35,743)	(33,447)	(26,801)	(34,933)	(28,863)	(26,382)
Office and administration and other expenses	(3,176)	(3,326)	(1,830)	(989)	(1,333)	(148)	(1,064)	(1,061)

Earnings before interest, taxes, depreciation and amortization	3,028	1,143	1,954	3,559	(327)	3,963	2,522	2,550

Depreciation and amortization	(456)	(537)	(222)	(90)	(62)	(55)	(55)	(52)
Interest expense	(39)	(36)	(38)	(39)	(38)	(44)	(42)	(140)

Income from ordinary activities before income taxes	2,533	570	1,694	3,430	(427)	3,865	2,425	2,358

Income tax expense	(483)	(997)	(416)	(1,004)	145	(1,063)	(965)	(569)

Total net income/(loss)	2,050	(427)	1,278	2,426	(282)	2,802	1,460	1,789

Management Discussion and Analysis    INTEROIL CORPORATION      20

CORPORATE QUARTER IN REVIEW
Corporate Quarterly Financial Results for First Quarter of 2007 and 2006
Following is a table containing the financial results for the quarter ended March 31 2007 and March 31 2006.

Corporate – Operating results	Quarters ended March 31,
($ thousands)	2007(5)	2006

External sales elimination	—	—
Inter-segment revenue elimination(1)	(54,853)	(22,154)
Interest revenue	487	125
Other unallocated revenue	—	50

Total segment revenue	(54,366)	(21,979)

Cost of sales and operating expenses elimination(1)	54,220	22,156
Office and administration and other expenses(2)	(1,785)	(1,498)

Earnings before interest, taxes, depreciation and amortization (unaudited)	(1,931)	(1,321)

Depreciation and amortization(3)	21	21
Interest expense(4)	(2,352)	(285)

Income from ordinary activities before income taxes	(4,262)	(1,585)

Income tax expenses	(13)	(20)

Non-controlling interest	—	2

Total net income	(4,275)	(1,603)

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales and administration service fees.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(4)	Includes the elimination of interest accrued between segments.

(5)	Our first quarter of 2006 segment results have been represented to confirm with the presentation adopted in year ended 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
Corporate Annual Results Analysis Comparing First Quarter of, 2007 and 2006
Key movements in our corporate services segment between first quarter of 2007 and first quarter of 2006 were as follows:
✓	$2.1 million increase in interest expense primarily relating to the additional borrowings made under the secured loan facility entered into in May 2006.

✓	$0.6 million increase in stock compensation expense recognized in office & administration and other expenses.

✓	$0.6 million decrease in net income during first quarter of 2007 due to intra-group elimination on account of midstream profit included in downstream inventory. There was no such adjustment in first quarter of 2006 as the refinery started generating profits in forth quarter of 2006.
Management Discussion and Analysis    INTEROIL CORPORATION      20

Corporate Consolidated Quarterly Financial Results by Quarter for 2007 to date, 2006 and 2005

Corporate – Operating results	2007		2006				2005
($ thousands)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Inter-segment revenue elimination	(54,853)	(67,864)	(24,708)	(21,878)	(22,154)	(23,160)	(18,865)	(19,757)
Interest revenue	487	457	554	(1,194)	125	96	118	130
Other unallocated revenue	—	(50)	22	(23)	50	(243)	86	155

Total segment revenue	(54,366)	(67,457)	(24,132)	(23,095)	(21,981)	(23,307)	(18,661)	(19,472)

Cost of sales and operating expenses elimination	54,220	66,649	24,708	21,878	22,156	24,240	17,805	19,861
Office and administration and other expenses	(1,785)	(1,491)	(1,429)	(2,149)	(1,498)	(1,767)	(2,595)	(384)

Earnings before interest, taxes, depreciation and amortization	(1,931)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)	5

Depreciation and amortization	21	22	24	26	21	116	(13)	(5)
Interest expense	(2,352)	(3,131)	(1,981)	(838)	(285)	(196)	(90)	(119)

Income from ordinary activities before income taxes	(4,262)	(5,408)	(2,810)	(4,178)	(1,585)	(914)	(3,554)	(119)

Income tax expense	(13)	(10)	125	(166)	(20)	20	(20)	(64)
Non-controlling interest	—	(2)	1	3	2	1	4	—

Total net income/(loss)	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)

Management Discussion and Analysis    INTEROIL CORPORATION       21

LIQUIDITY AND CAPITAL RESOURCES
Summary of Cash Flows for First Quarter of, 2007 and 2006

	Quarters ended March 31,
($ thousands)	2007	2006

Net cash inflows/(outflows) from:

Operations	(4,979)	8,167

Investing	(18,778)	(21,356)

Financing	16,178	(7,978)
Net cash movement	(7,579)	(21,167)

Opening cash	31,681	59,602

Closing cash	24,102	38,435

Operating Activities
For the quarter ended first quarter of 2007 cash used by our operating activities was $5.0 million compared with cash provided by operations of $8.2 million in the same quarter of 2006. Reasons for the $13.1 million net cash movements include:
✓	Our cash used in operations, prior to changes in non-cash working capital increased, by $7.4 million. This is primarily due to reduction in the net loss of $8.6 million, $3.1 million increase in oil and gas properties expensed and higher non-cash interest on secured loan facility of $1.5 million during the period. These increases has been partly offset decrease in inventory revaluation of $3.9 million, lower impairment of plant and equipment of $0.8m and lower accretion of discount on indirect participation interest of $1.5 million.

✓	Our non-cash working capital provided a cash outflow from operations of $9.4 million in first quarter of 2007 as compared to contributing $11.1 million to the cash inflows in first quarter of 2006. This change of $20.5 million is primarily attributable to a decrease in our accounts payable, accrued liabilities and income tax payable creating a cash outflow of $14.3 million, $30.9 million relating to an increase in inventories and an offsetting decrease in trade receivables of $23.0 million.
Investing Activities
For first quarter of 2007, cash used in our investing activities was $18.7 million compared with $21.4 million for first quarter of 2006. During these periods, the cash used on investing activities consisted primarily of:
✓	$11.7 million on oil and gas exploration expenditure in first quarter of 2007 relating to Elk extended well program versus $0.5 million in first quarter of 2006 mainly related to drilling and seismic activities and $11.2 million applied against indirect participation interest. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for the IPI investors share of these costs.

✓	$5.6 million increase in our secured cash balances in first quarter of 2007 versus a decrease of $2.5 million in first quarter of 2006.

✓	$1.8 million as part payment in first quarter of 2007 to acquire Shell Papua New Guinea as compared to $4.5m payment in first quarter of 2006 as deposit on acquisition of Shell which was effective October 1, 2006.

✓	$0.6 million on plant and equipment in first quarter of 2007 mainly on downstream projects versus $4.8 million in first quarter of 2006 which is primarily related to the revamp and optimization activities undertaken by the refinery.
Management Discussion and Analysis    INTEROIL CORPORATION       22

Financing Activities
For first quarter of 2007, cash proceeds from our financing activities were $16.2 million. The cash movements caused by financing activities were primarily due to:
✓	$9.9 million of proceeds from cash calls from IPI investors in relation to the Elk extended well programs.

✓	$2.0 million of proceeds from PNG LNG cash call in relation to the natural gas segment preliminary expenses
$4.2 million of proceeds from the BNP working capital facility as compared to repayment of $9.4 million during first quarter of 2006.
Capital Expenditures
Upstream Capital Expenditures
Our capital expenditures for exploration in Papua New Guinea for the quarter ended March 31, 2007 were $11.7 million compared with $11.6 million during the same periods in 2006. Our capital expenditures for first quarter of 2007 consisted of:
✓	$4.9 million for seismic acquisition costs relating to Elk extended well program

✓	$5.4 million on drilling Elk – 2 appraisal well as part of the Elk extended well program

✓	Fixed assets and inventory movement made up rest of the expenditure.
The capital expenditures during first quarter of 2006 related to drilling the Elk-1 exploratory well.
Midstream Capital Expenditures
There were no major capital expenditures in our midstream operations for the quarter ended March 31, 2007. The capital expenditures during first quarter of 2006 of $4.7 million primarily related to our refinery optimization program that was completed during the third quarter of 2006.
Downstream Capital Expenditures
Our capital expenditures for our wholesale and retail distribution business segment for first quarter of 2007 were $1.3 million compared with $0.6 million during the same quarter in 2006. Our 2007 capital expenditures mainly consisted of costs for the Shell Papua New Guinea acquisition. The first quarter of 2006 expenditure consisted of costs associated with construction of storage tanks, purchase of pumps, and the installation of additional security devices at all our installations.
Sources of Capital
Upstream
We currently fund all of our upstream capital expenditures using the proceeds of the $125.0 million Indirect Participation Interest Agreement that we entered into in February 2005.
Midstream
In August 2006, we renewed our Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch), increasing the facility from $150.0 million to $170.0 million. This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility expires on June 30, 2007, at which time we expect to have renewed the facility or entered into an alternate funding arrangement. As of March 31, 2007, $41.1 million remained outstanding under the crude import facility. The weighted average interest rate under the crude import facility was 6.4% for the quarter ended March 31, 2007.
Management Discussion and Analysis    INTEROIL CORPORATION      23

In December 2006, our OPIC secured loan was amended. Under the amendment, the half year principal payments due in December 2006 and June 2007 of $4.5 million each have been deferred until December 31, 2007 and interest payments previously due on December 31, 2006 and June 30, 2007 have been deferred until September 30, 2007. Repayments of interest and principal will recommence on December 31, 2007.
Downstream
Our downstream working capital and capital programs are funded by cash provided by operating activities.
Corporate
On May 4, 2006, we entered into a $130.0 million two-year secured loan facility. The initial interest rate under this secured loan facility is 4%, increasing to 10% if we do not enter into an agreement with the lenders under this facility related to the development of a liquefied natural gas facility. We received $65.0 million in gross proceeds on the closing date of this secured loan facility and a further $35.0 million on June 29, 2006. A further drawdown of $18.0 million was made in September 2006. A portion of these proceeds was used to repay $25.3 million in principal and interest outstanding under an unsecured loan that we entered into on January 28, 2005. On October 27,2007, $12.0 million, representing the balance available under this facility, was drawn down.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital.
Upstream
We are obligated under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells. We completed our third exploration well (Elk-1) in November 2006, pursuant to this indirect participation interest agreement, where drilling costs have increased as a result of a discovery with high pressure gas and gas liquids. The higher costs incurred at the Elk-1 well may be partially offset by the payment of a pending insurance claim under our “Control of Well” policy. We believe the potential recovery under the insurance claim, combined with the funds remaining under the indirect participation agreement will be sufficient to meet our obligation to drill the remaining five wells under the program, however, in the event we do not recover on our insurance claim, we may require additional capital to complete the program. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us if such new capital is needed. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. We believe that we will be able to reduce the cost of future exploration wells; however, if we are unable to drill future exploration wells at a cost per well that is significantly lower than the current cost of the Elk discovery well drilled pursuant to this agreement, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farmout or raise additional capital. However, we can provide no assurances that a farmout will be completed or that the terms of any such farmout will be acceptable to us. As of March 31, 2007, we had incurred $73.9 million in capital expenditures related to the drilling of exploration wells required to be drilled pursuant to the indirect participation interest agreement.
In order to evaluate the discovery of gas and gas liquids disclosed under “Results of Operations - Upstream -Exploration and Production,” we will be required to drill additional appraisal wells. We are not currently permitted to use proceeds raised under our indirect participation interest agreement to drill these wells. As a result, we will be required to obtain the consent of the investors under the indirect participation interest agreement to use these funds to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable to us.
Management Discussion and Analysis    INTEROIL CORPORATION       24

Midstream
We believe that we will have sufficient funds from the proceeds of our secured loan facility entered into on May 4, 2006 to pay our estimated capital expenditures for 2007. As of December 31, 2006, our primary lender for the midstream had agreed to defer interest payable until September 30, 2007 and principal until December 31, 2007 to assist our cash flows. We can give you no assurance that our primary lender will be willing to defer interest on principal. In addition, while cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility, our refinery may not generate sufficient cash flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Downstream
We believe that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2007.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter and should be read in conjunction with our financial statements and the notes thereto:

	Payments Due by Period
		Less					More
Contractual obligations		than 1	1 – 2	2 – 3	3 – 4	4 – 5	than 5
($ thousands)	Total	year	years	years	years	years	years

Secured loan obligations	197,174	13,500	132,174	9,000	9,000	9,000	26,500
Accrued financing costs	1,450	725	725	—	—	—	—
Acquisition of subsidiary	863	863	—	—	—	—	—
Indirect participation interest(1)	1,781	1,117	664	—	—	—	—
Indirect participation interest(2)	49,246	17,844	21,220	10,182	—	—	—
Petroleum prospecting and retention licenses(3)	5,237	1,877	3,360	—	—	—	—

Total	257,751	35,926	158,143	19,182	9,000	9,000	26,500

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 17 to our unaudited financial statements for the quarter ended March 31, 2007.

(2)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in February 2005. See Note 17 to our unaudited financial statements for the quarter ended March 31, 2007.

(3)	The amount pertaining to the petroleum prospecting and retention licenses represents the amount InterOil has committed to spend to its joint venture partners. In addition to this amount, InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.
Off Balance Sheet Arrangements
As of March 31, 2007, we did not have any off balance sheet arrangements and did not enter into any during the year 2006, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.
Management Discussion and Analysis    INTEROIL CORPORATION       25

Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $37,500 during first quarter of 2007 (first quarter of 2006 — $37,500). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC.
Breckland Limited provides technical and advisory services to us on normal commercial terms. Roger Grundy, one of our directors, is also a director of Breckland Limited and he provides consulting services to us as an employee of Breckland. An amount of $33,003 was payable to Breckland during the quarter (Mar 2006 — $44,357).
Amounts due to Directors and executives at March 31, 2007 totaled $26,000 for Directors fees (December 2006 — $18,000, March 2006 — $61,000) and $nil for executive bonuses (December 2006 - $nil, March 2006- $748,333).
Share Capital
Our authorized share capital consists of an unlimited number of common shares with no par value. As of February 28 2007, we had 29,897,847 common shares outstanding and 34,575,761 common shares on a fully diluted basis.

Share Capital	Number of Shares

Balance December 31, 2005	29,163,320

Shares issued on exercise of options	132,285

Shares issued on amendment of indirect participation interest (PNGDV)	575,575

Balance December 31, 2006	29,871,180

Shares issued on conversion of indirect participation interest	26,667

Shares issued on conversion of warrants	2,995

Balance March 31, 2007	29,900,842

Remaining stock options authorized	1,021000

Remaining shares issuable upon exercise of warrants	337,252

Remaining conversion rights authorized(1)	3,306,667

Other	5,000

Balance March 31, 2007 Diluted	34,570,761

(1)	In 2005, we sold indirect participation working interests in our exploration program. Some of the investors under our indirect participation interest agreement entered into in February 2005 have the right to convert, under certain circumstances, their interest to our common shares. If 100% of the investors under our indirect participation interest agreement choose to convert their interests, we would be required to issue an additional 3,306,667 common shares.
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of
Management Discussion and Analysis   INTEROIL CORPORATION       27

products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, InterOil actively engages in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a description of our current derivative contracts as of March 31, 2007, see Note 7 to our financial statements for the quarter ended March 31, 2007 and 2006.
At March 31, 2007, InterOil had a net payable of $227,980 (December 2006 — net receivable of $1,759,575, March 2006 — net receivable of $1,484,347) relating to commodity hedge contracts. Of this total, a payable of $1,785,900 (December 2006 – $45,925, March 2006 – receivable of $1,164,447) relates to hedges deemed effective at March 31, 2007 and a receivable of $1,557,920 (December 2006 – 1,805,500, March 2006 — $319,900) relates to derivative contracts that were closed and for which hedge accounting has been discontinued. The gain on the derivative contracts for which hedge accounting was discontinued is included in general and administration expenses for the three months ended March 31, 2007. The loss on the hedges on which final pricing will be determined in future periods of $1,792,218 (December 2006 – gain of $1,389, March 2006 – gain of $1,341,609) has been included in comprehensive income.
The following summarizes the effective hedge contracts by derivative type on which final pricing will be determined in future periods as at March 31, 2007:

Derivative	Type	Notional volumes (bbls)

Crude swap	Buy crude	150,000
Naphtha swap	Sell Naphtha	250,000
We will continue with our hedging and risk management program in 2007 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES
Certain of our accounting policies require that we make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
NEW ACCOUNTING STANDARDS
For a discussion of the new accounting standards to be used by us in 2007, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2006 available at www.sedar.com.
Management Discussion and Analysis    INTEROIL CORPORATION      27

NON-GAAP MEASURES RECONCILIATION
     The following table reconciles net income (loss), a Canadian generally accepted accounting principles measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2007	2006(2) ,(3)				2005 (adjusted)(1),(2)
($ thousands) (unaudited)	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30

Upstream	(4,395)	(1,051)	(1,337)	(2,262)	(2,227)	(2,362)	(1,655)	(2,615)
Midstream – Refining and Marketing	6,335	9,144	1,674	(8,188)	(5,229)	(6,333)	6,070	(6,796)
Midstream – Liquefaction	(322)	(396)	(298)	—	—	—	—	—
Downstream	3,028	1,143	1,954	3,559	(326)	3,963	2,522	2,550
Corporate & Consolidated	(1,930)	(2,299)	(853)	(3,366)	(1,321)	(834)	(3,451)	5
Earnings before interest, taxes, depreciation and amortization	2,716	6,541	1,140	(10,257)	(9,103)	(5,566)	3,486	(6,856)

Subtract:

Upstream	—	2	1	1	1	(6)	2	2
Midstream – Refining and Marketing	2,091	2,479	3,329	2,731	2,343	2,756	2,320	2,735
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	40	37	38	39	38	44	42	140
Corporate & Consolidated	2,351	3,131	1,981	838	285	195	91	119

Interest expense	4,482	5,649	5,349	3,609	2,667	2,989	2,455	2,996

Upstream	—	—	—	—	—	—	—	—
Midstream – Refining and Marketing	17	42	(46)	(137)	(118)	(129)	19	(333)
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	483	996	416	1,005	(144)	1,062	965	570
Corporate & Consolidated	14	11	(126)	163	17	(23)	16	64

Income taxes & non-controlling interest	514	1,049	244	1,031	(245)	910	1,000	301

Upstream	309	233	202	173	198	96	213	2
Midstream – Refining and Marketing	2,717	2,805	2,700	2,626	2,598	2,662	2,663	2,641
Midstream – Liquefaction	—	—	—	—	—	—	—	—
Downstream	455	537	222	89	62	55	55	51
Corporate & Consolidated	(21)	(21)	(24)	(26)	(20)	(113)	12	5

Depreciation & amortization	3,460	3,554	3,100	2,862	2,838	2,700	2,943	2,699

Upstream	(4,704)	(1,286)	(1,540)	(2,436)	(2,426)	(2,452)	(1,870)	(2,619)
Midstream – Refining and Marketing	1,511	3,818	(4,309)	(13,408)	(10,052)	(11,622)	1,068	(11,839)
Midstream – Liquefaction	(322)	(396)	(298)	—	—	—	—	—
Downstream	2,050	(427)	1,278	2,426	(282)	2,802	1,460	1,789
Corporate & Consolidated	(4,275)	(5,420)	(2,684)	(4,341)	(1,603)	(893)	(3,570)	(183)

Net income (loss) per segment(1)	(5,740)	(3,711)	(7,553)	(17,759)	(14,363)	(12,165)	(2,912)	(12,852)

Management Discussion and Analysis    INTEROIL CORPORATION      28

(1)	Comparative quarterly results for all quarters during 2005 have been adjusted and re-presented to include the adopted accounting treatment for exploration expenses associated with our $125 million Indirect Participation Interest Agreement entered into in February 2005 as reviewed by our auditors in the third quarter of 2005. The adjusted results present the quarterly financial information as if the indirect participation interest accounting policy we adopted during the third quarter of 2005 had been adopted at the inception of the agreement. See Note 23 to our unaudited financial statements for the three and nine month periods ended September 30, 2006 and 2005.
(2)	Our comparative quarterly results for all quarters during 2005 and 2006 have been represented to conform with the presentation adopted at December 31, 2006. Previously, interest revenue and non-controlling interest were allocated to the corporate segment. Amounts associated with these line items are now included in each operating segments result.
(3)	Our September 2006 quarterly results have been represented to separate out our Midstream-Liquefaction segment from the Midstream Refining and Marketing segment.
PUBLIC SECURITIES FILINGS
You may access additional information about us, including our Annual Information Form, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
GLOSSARY OF TERMS
Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products; 1 barrel = 42 US gallons, 35 Imperial gallons (approx.), or 159 liters (approx.); 7.3 barrels = 1 ton (approx.); 6.29 barrels = 1 cubic meter = 35.32 cubic feet.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Farmout A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for fulfilling contractually specified conditions. The farmout agreement often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, the well typically must be completed as a commercial producer to earn an assignment. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses
Feedstock Raw material used in a processing plant.
GAAP Generally accepted accounting principles.
Gross Margin Sales and operating revenues less cost of sales and operating expense.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
Management Discussion and Analysis INTEROIL CORPORATION     29

LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. Acceptable first reference abbreviation. LNG is moved in tankers, not via pipelines. LNG, which is predominantly methane, artificially liquefied, is not to be confused with NGLs, natural gas liquids, heavier fractions which occur naturally as liquids. See also natural gas.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market To revalue futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is intermediate between the lighter gasoline and the heavier benzene, and has a specific gravity of about 0.7, used as a solvent for varnishes, illuminant, etc.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.
PGK Currency of Papua New Guinea
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Management Discussion and Analysis INTEROIL CORPORATION     30